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04016684

VF 7-16-04

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL RECEIVED PROCESSING
MAR 01 2004
WASH, D.C. 155 SECTION

SEC FILE NUMBER
8- 10781

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Distributors, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Security Benefit Place
(No. and Street)

Topeka KS 66636-0001
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory J. Garvin 785/438-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

1200 Main Street Kansas City MO 64105
(Address) (City) (State) (Zip Code)

PROCESSED
JUL 23 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory J. Garvin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Distributors, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SDI President

Title

SHELLEY R. GOWER
Notary Public
State of Kansas
My Appt. Expires 4-7-06

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Security Distributors, Inc.

Financial Statements and
Supplemental Information

Year Ended December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
One Kansas City Place
1200 Main Street
Kansas City, Missouri 64105-2143

Phone: (816) 474-5200
www.ey.com

Report of Independent Auditors

The Board of Directors
Security Distributors, Inc.

We have audited the accompanying balance sheet of Security Distributors, Inc. (the Company), an indirect wholly owned subsidiary of Security Benefit Mutual Holding Company, as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Distributors, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

January 30, 2004

Security Distributors, Inc.

Balance Sheet

(In Thousands, Except Per Share Data)

December 31, 2003

Assets	
Cash and cash equivalents	$ 8,994
Due from affiliates	224
Deferred selling commissions	12,510
Other receivables	1,204
Deposit with clearing organization	25
Property and equipment	108
Other assets	769
Total assets	$23,834
Liabilities and stockholder's equity	
Liabilities:	
Payable to mutual funds for customer purchases of mutual fund shares	$ 1,390
Due to affiliates	1,732
Deferred income tax liability	2,292
Accrued commissions and distribution costs	100
Accrued incentive compensation	271
Other liabilities	2,853
Total liabilities	8,638
Stockholder's equity:	
Common stock, $10 par value; 2,500 shares authorized; 2,000 shares issued and outstanding (all held by Security Benefit Group, Inc.)	20
Capital in excess of par value	35
Contributed capital	16,250
Accumulated deficit	(1,109)
Total stockholder's equity	15,196
Total liabilities and stockholder's equity	$23,834

See accompanying notes.

Security Distributors, Inc.

Statement of Operations
(In Thousands)

Year Ended December 31, 2003

Revenues:	
Commissions from sales of mutual fund shares	$ 1,766
Distribution fees	8,608
Support fees	14,575
Investment income	3
Total revenues	24,952
Expenses:	
Commissions to broker/dealers	7,796
Amortization of deferred selling commissions	3,067
Salaries, wages, and benefits	8,474
Management and administrative fees	538
Travel and promotion	1,936
Other expenses	2,312
Total expenses	24,123
Income before income tax expense	829
Income tax expense	583
Net income	$ 246

See accompanying notes.

Security Distributors, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Capital in Excess of Par Value	Contributed Capital	Accumulated Deficit	Total Stockholder's Equity
			(In Thousands)		
Balance at January 1, 2003	$20	$35	$18,750	$(1,355)	$17,450
Net income and comprehensive income	–	–	–	246	246
Return of capital to Security Benefit Group, Inc.	–	–	(2,500)	–	(2,500)
Balance at December 31, 2003	$20	$35	$16,250	$(1,109)	$15,196

See accompanying notes.

Security Distributors, Inc.

Statement of Cash Flows

(In Thousands)

	Year Ended December 31, 2003
Operating activities	
Net income	$ 246
Adjustments to reconcile net income to net cash used in operating activities:	
Selling commissions deferred	(3,822)
Amortization of deferred selling commissions	3,067
Deferred income tax benefit	(639)
Changes in operating assets and liabilities:	
Other receivables	(553)
Other assets	194
Net payable to mutual funds for customer purchases of mutual fund shares	(5,955)
Affiliate balances, net	3,229
Accrued commissions and distribution costs	(15)
Accrued incentive compensation	108
Other liabilities	872
Net cash used in operating activities	(3,268)
Investing activities	
Purchase of property and equipment, net	(108)
Net cash used in investing activities	(108)
Financing activities	
Return of capital to Security Benefit Group, Inc.	(2,500)
Net cash used in financing activities	(2,500)
Decrease in cash and cash equivalents	(5,876)
Cash and cash equivalents at beginning of year	14,870
Cash and cash equivalents at end of year	$ 8,994

See accompanying notes.

1. Ownership and Nature of Business

Security Distributors, Inc. (the Company) is a wholly owned subsidiary of Security Benefit Group, Inc. (SBG). SBG is a wholly owned subsidiary of Security Benefit Life Insurance Company (SBL), which is an indirect wholly owned subsidiary of Security Benefit Mutual Holding Company (SBMHC).

The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company distributes mutual funds and variable annuities sponsored by SBG.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from such estimates.

Cash Equivalents

For purposes of the statements of cash flows, cash equivalents consist of shares of Security Cash Fund, an affiliated money market mutual fund.

Income Taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws. Deferred income tax expense or benefit, reflected in the Company's statements of operations, is based on the changes in deferred tax assets or liabilities from period to period.

2. Significant Accounting Policies (continued)

Deferred Selling Commissions

The Company defers certain costs, principally sales commissions, paid to broker/dealers and wholesalers in connection with the sale of certain shares of SBG mutual funds and variable annuity products with contingent deferred sales charges or redemption fees and distribution fees. These deferred costs are amortized based on the revenue stream of contingent deferred sales charges or redemption fees and distribution fees.

Property and Equipment

Property and equipment consist of software and are recorded at cost less accumulated depreciation. The related provision for depreciation is computed using the straight-line method over the estimated life of the asset, which is three years.

Recognition of Revenues

The Company receives commissions related to distribution of affiliated mutual funds and support fees of annuity products. The Company recognizes these distribution revenues on a monthly basis, generally calculated based upon average daily net assets under management.

3. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $3,803,000, which was $3,227,000 in excess of its required net capital of $576,000. The Company's ratio of aggregate indebtedness to net capital was 2.27 to 1 at that date.

4. Income Taxes

The Company is included in a life/nonlife consolidated federal income tax return filed by SBMHC and its subsidiaries. Income taxes are allocated to the Company as if it filed a separate income tax return. The provision for income taxes includes current federal and state income tax expense or benefit and deferred income tax expense or benefit. Deferred income taxes relate principally to deferred selling commissions and accrued incentive compensation.

The components of the income tax expense for the year ended December 31, 2003 were as follows (in thousands):

Current expense	$1,222
Deferred benefit	(639)
Income tax expense	$ 583

The provision for income taxes differs from the amount computed at the statutory federal and state income tax rates due primarily to changes in state income tax rates, which vary depending on the level of income and where the income is generated, and nondeductible meals and entertainment expenses.

The Company paid cash to its parent for income taxes of $1,895,000 in 2003.

5. Employee Benefit Plans

Substantially all company employees are covered by a qualified, noncontributory defined benefit pension plan sponsored by its parent and certain of its affiliates. Benefits are based on years of service and an employee's highest average compensation over a period of five consecutive years during the last ten years of service.

5. Employee Benefit Plans (continued)

Pension cost for the year is allocated to each sponsoring company based on the ratio of salary costs for each company to total salary costs for all companies. Pension cost allocated to the Company during 2003 was $128,000. Separate information disaggregated by the sponsoring employer company is not available on the components of pension cost or on the funded status of the plan.

The Company participates in a profit-sharing and savings plan for which substantially all employees are eligible. Company contributions to the profit-sharing and savings plan charged to operations were $282,000 during 2003.

The Company has discretionary incentive and sales compensation plans for certain employees. Allocations to participants each year under these plans are based on the performance and discretion of the Company. The annual allocations to participants are fully vested at the time the Company determines such amounts. Incentive compensation amounted to $5,401,000 for 2003.

6. Related-Party Transactions

The Company received support fees from SBL of $8,472,000 in 2003; from Security Management Company, LLC of $5,011,000 in 2003; and from Security Financial Resources of $878,000 in 2003. Additionally, the Company paid approximately $538,000 in 2003 to affiliates for providing certain management and administrative services. The Company also recorded rent expense in the amount of $26,000 in 2003 for office space leased from SBL.

Supplemental Information

Security Distributors, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

(Dollars in Thousands)

December 31, 2003

Net capital	
Stockholder's equity	$15,196
Add:	
Deferred income tax liability on nonallowable assets	2,292
Total capital and allowable liabilities	17,488
Less nonallowable assets:	
Deferred selling commissions	12,510
Due from affiliates	224
Other	878
	13,612
Net capital before haircuts	3,876
Haircuts on securities, computed pursuant to Rule 15c3-1(c)(2)(vi)(D)(1)	28
Deduction for Fidelity bond	45
Net capital	$ 3,803
Aggregate indebtedness	
Payable to mutual funds for customer purchases of mutual fund shares	$ 1,390
Accrued commissions and distribution costs	100
Due to affiliates	1,732
Deferred income tax liability	2,292
Other	3,124
Aggregate indebtedness	$ 8,638
Computation of basic net capital requirement	
Minimum net capital (greater of $25,000 or 6 2/3% of aggregate indebtedness)	$ 576
Excess net capital	$ 3,227
Excess net capital at 1000% (net capital, less 10% of aggregate indebtedness)	$ 2,939
Ratio of aggregate indebtedness to net capital	227.14%

There were no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2003.

0402-0507399

Security Distributors, Inc.

Exemptive Provision Under Rule 15c3-3

December 31, 2003

The Company is exempt from the computation for determination of reserve requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) – limited business (mutual funds and variable annuities only) – of that rule.

Supplementary Report

Ernst & Young

Ernst & Young LLP
One Kansas City Place
1200 Main Street
Kansas City, Missouri 64105-2143

Phone: (816) 474-5200
www.ey.com

Independent Auditors' Supplementary Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Security Distributors, Inc.

In planning and performing our audit of the financial statements of Security Distributors, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, recordation of differences required by Rule 17a-13, and complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

January 30, 2004